Liquidnet, Inc.

(S.E.C. I.D. No. 8-52461)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

LIQUIDNET, INC.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	
Statement of Financial Condition.	3
Notes to Statement of Financial Condition.	4-11

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Liquidnet, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Liquidnet, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2019

We have served as the Company's auditor since 2015.

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2018

(amounts in thousands, except share amounts)

Assets		
Cash and cash equivalents	$	45,559
Cash segregated for commission management programs		53,931
Receivables from brokers, dealers and clearing organizations		67,932
Deferred tax assets, net		4,184
Due from customers		12,528
Due from affiliates		762
Other assets		501
Total assets	$	185,397

Liabilities and stockholder's equity		
Liabilities		
Commission management liabilities	$	62,571
Due to affiliates		4,503
Payables to brokers, dealers and clearing organizations		12,528
Payable to customers		36,867
Accounts payable and other accrued liabilities		10,207
Income taxes payable to Parent		1,716
Total liabilities		128,392

Commitments and contingencies

Stockholder's equity		
Common stock, $0.01 par value, 3,000 shares authorized; 100 shares issued and outstanding		-
Additional paid-in capital		49,856
Retained earnings		7,149
Total stockholder's equity		57,005
Total liabilities and stockholder's equity	$	185,397

The accompanying notes are an integral part of this financial statement.

1.   Organization and Nature of Operations

Liquidnet, Inc. (the Company) was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the Parent) which has operating affiliates based in the United Kingdom, Canada, Hong Kong, Japan, Australia, Singapore, Ireland and Cyprus. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system that facilitates the trading of equity and fixed income securities. The Company: (i) facilitates trading of equity securities by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades; (ii) provides trading desk and algorithmic trading services; (iii) facilitates trading of fixed income securities using a brokerage trading system developed by its Cyprus affiliate; and (iv) engages in other financial services business activity, including commission management, transaction cost analysis and capital markets.

As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.   All executed trades in US securities are cleared through Goldman, Sachs & Co.

The Company introduces customer orders for securities in other regions to non-US affiliated broker-dealers responsible for execution in those regions outside of the United States. The Company and its non-US affiliated broker-dealers have established a relationship that complies with the applicable requirements of Rule 15a-6 under the Exchange Act of 1934. These executed trades are cleared and/or settled by a local clearing firm.

2.   Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates
The preparation of statement of financial condition requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities.   Critical accounting estimates include, but are not limited to, deferred tax assets and liabilities and the fair value of the Parent's equity based awards issued to the Company's employees. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers overnight deposits, money market accounts and all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with one financial institution. The carrying amounts reported in the statement of financial condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

The Company regularly maintains funds in its operating accounts and segregated accounts that exceed deposit insurance limits.

Cash Segregated for Commission Management Programs
The Company held approximately $53.9 million in segregated accounts at several financial institutions for the exclusive benefit of customers of the commission management programs (see note 3).

Marketable Securities
Marketable securities held by the Company are reported at fair value. Marketable securities are subject to fluctuations based on changes in interest rates and market prices.

While it is not the intention of the Company to hold securities, on occasion, the Company may hold securities for a temporary period. The Company typically unwinds the position the next business day. When these circumstances occur, the Company may execute a hedge in order to minimize the financial risk and exposure in unwinding the position. There were no securities held at December 31, 2018.

Income Taxes
Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files consolidated federal and combined state and local income tax returns with its Parent. An informal tax sharing agreement exists between the Company and the Parent.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers. The guidance establishes the principles to apply to determine the amount and timing of revenue recognition, specifying the accounting for certain costs related to revenue, and requiring additional disclosures about the nature, amount, timing and uncertainty of revenues and related cash flows. The guidance supersedes most of the current revenue recognition requirements. Between 2014 and 2016, the FASB issued additional ASUs clarifying specific accounting guidance related to Revenue from Contracts with Customers. The aforementioned ASUs are codified as Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. The Company has evaluated the impact of ASC 606 and identified similar performance obligations as compared with those previously identified. The Company adopted the new standard on January 1, 2018, using the modified retrospective method. In connection with the adoption, the Company recorded a change to beginning retained earnings of $0.2 million.

In January 2016, the FASB issued ASU No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities," which amends guidance on the classification and measurement of financial instruments, including significant revisions in accounting related to the classification and measurement of investments in equity securities and presentation of certain fair value changes for financial liabilities measured at fair value. The Company adopted this pronouncement on January 1, 2019. It did not have a material impact on the statement of financial condition.

In February 2016, the FASB issued ASU 2016-02 "Leases," which requires lessees to recognize a right-of-use asset and corresponding lease liability for generally all leases, including operating

leases, with a lease term of greater than one year. The Company adopted this pronouncement on January 1, 2019. It did not have a material impact on the statement of financial condition.

3.   **Commission Management Programs**

The Company allows customers to enter into Commission Sharing Arrangements (CSA) which provide for a portion of commissions paid to be used to pay for investment related research. Under such arrangements, customers may increase their commission payments to the Company.

The Company accepts commission sharing credits from third-party brokers. Under the commission management programs, customers direct third-party brokers to transfer a portion of customer trading commissions and/or commission credits to the Company for future payment of research related expenses. A receivable from broker and corresponding commission management liability are recorded for these commission sharing credits on the statement of financial condition. Cash received from third-party brokers is segregated by the Company until payments are made by the Company to investment research providers. At December 31, 2018, $16.7 million of commission management liabilities are receivable from third-party brokers.

4.   **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Receivables from brokers, dealers and clearing organizations consist of the following (in thousands):

Commissions receivable	$ 2,730
Deposits	10,153
Due from clearing organizations	12,883
Receivable from brokers	55,049
Total	$67,932

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits, the net amounts receivable on open transactions from clearing organizations, and billed amounts for commissions and fees, net of an allowance for doubtful accounts, if any. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive.

In accordance with the clearing agreements, the clearing organizations have the right to charge the Company for losses that result from a counterparty's failure to fulfill its settlement obligations. All amounts receivable from the clearing organizations, including amounts on deposit, are available to satisfy the Company's obligations to its clearing organizations. At December 31, 2018, the Company has recorded no liabilities with regard to this right.

Receivables from brokers, dealers and clearing organizations are unsecured and are due in accordance with payment terms included in the contracts with the parties. Historically, all amounts due have been collected, such that an allowance for doubtful accounts is not required. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

5.   Related Party Transactions

The Company has entered into agreements with its Parent to receive trading system services and administrative services.   The Parent provides the Company the right to use its electronic institutional brokerage trading system for equity securities, which is developed, maintained and serviced by the Parent, and charges a fee based upon the Company's sales.   The Parent also provides administrative services to the Company and charges a fee based upon the cost of employee time dedicated to the Company and for direct and indirect out of pocket costs incurred on behalf of the Company.

The Company has entered into an agreement with its Cyprus affiliate, Vega-Chi Financial Technologies Limited (VC-FT), to receive trading system services for execution of fixed income securities. VC-FT provides the Company the right to use its electronic institutional brokerage fixed income trading system, which is developed, maintained and serviced by VC-FT, and charges a fee based upon the Company's revenues earned through trading of fixed income securities, subject to a monthly minimum.

Amounts due to/from affiliates generally occur due to trading related services between the Company and its affiliates, as well as fees for services performed by the Company.

During the year, the Company paid to the Parent $25.0 million of dividends of which $6.7 million was a return of capital.

6.   Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (Net Capital Rule). The Company uses the alternative method of calculating the minimum net capital requirement which does not permit its net capital to be less than the greater of $250,000 or 2% of aggregate debit items. At December 31, 2018, the Company's net capital was $44.9 million, which was $44.7 million in excess of its minimum requirement of $250,000.

Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations, notification requirements and other provisions of the Net Capital Rule.

7.   Equity Based Compensation

In May 2012 the Parent created a new omnibus equity awards plan (2012 Plan), with the ability to grant multiple types of equity based awards to employees, officers and directors of the Company. Currently, the Parent has outstanding granted Options, Restricted Stock Units (RSUs) and Performance Share Units (PSUs). All equity awards are valued at grant date and the expense is recognized over the vesting period, generally for one to six years.

Restricted Stock Units

RSUs generally vest three years after the date of grant, subject to continued employment or association with the Parent through the vesting date. Once vested, each RSU can be exchanged into one share of common stock. Shares become unrestricted six months after they become fully vested. RSUs are not entitled to dividends until vested.

Activity related to RSUs is set forth below:

	RSUs Outstanding	Weighted Average Grant Date Fair Value
Nonvested as of January 1, 2018	403,000	$ 1.80
Granted	-	$ -
Vested	(395,500)	$ 1.80
Forfeited	(5,000)	$ 1.80
Nonvested as of December 31, 2018	2,500	$ 2.05

Performance Share Units

PSUs are similar to RSUs once vested in three years, but the actual amount of units that will vest and convert into shares is contingent upon the Parent's performance. Performance targets for the 2014 and 2015 grants are based upon the 2016 and 2017 year-end financial results for revenue and/or adjusted EBITDA, respectively, as defined in the credit agreement with the lenders that are party to the term loan agreement of the Parent. PSUs are initially granted at full value, assuming both criteria will be met to achieve a full 100% vesting. Expense recognition follows the estimated amount of awards that will vest at a given point in time.

PSUs generally vest three years after the date of grant, subject to continued employment or association with the Parent through the vesting date. Once vested, each PSU is exchangeable into one share of common stock. Shares become unrestricted six months after they become fully vested. PSUs are not entitled to dividends until vested.

Activity related to PSUs is set forth below:

	PSUs Outstanding	Weighted Average Grant Date Fair Value
Nonvested as of January 1, 2018	1,296,590	$ 1.80
Granted	-	$ -
Vested	(1,296,590)	$ 1.80
Forfeited		
Nonvested as of December 31, 2018	-	$ -

Stock Options

Options granted become exercisable upon vesting, generally one to six years after the date of grant and are subject to continued employment or association with the Parent through the applicable vesting dates.

Activity related to options is set forth below:

	Options Outstanding	Exercise Price	Weighted Average Remaining Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1, 2018	10,718,617	$ 2.36	6.7	
Granted	1,976,060	$ 3.31		
Exercised	(26,370)	$ 2.77		
Forfeited	(123,420)	$ 3.15		
Outstanding as of December 31, 2018	12,544,887	$ 2.41	6.3	$ 18.17
Exercisable as of December 31, 2018	4,334,852	$ 2.43	4.5	$ 6.19

The weighted average grant date fair value of options granted was $1.01 for the year ended December 31, 2017. The fair value of each option award is measured at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	27.0%
Expected dividends	0.0%
Risk-free rate	2.4%
Expected term (years)	6.25

The expected volatility is based upon the volatility of comparable public companies. The expected term was determined using the "simplified method" described in the SEC Staff Accounting Bulletin Nos. 107 and 110.

8.   **Income Taxes**

As of December 31, 2018, the Company has deferred tax assets of $4.2 million, primarily related to tax benefits from equity based compensation. The Company believes it is more likely than not that the results of its future operations will generate sufficient taxable income to utilize its deferred tax assets.

9.   **Fair Value Measurements**

The Company records its financial assets and liabilities at fair value, utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions. The following table summarizes the fair value of the Company's financial assets at December 31, 2018.

	Level 1	Level 2	Level 3
Cash equivalents	$ 27,934	$ -	$ -
Receivables from brokers, dealers and clearing organizations:			
Money Market Fund	10,153		
Total	$ 38,087	$ -	$ -

All other financial instruments are short term in nature and the carrying amount reported on the statement of financial condition approximates fair value.

10.   Employee Benefit Plan

The Company's eligible employees participate in a defined contribution 401(k) plan sponsored by the Parent, which is a tax-qualified retirement plan subject to ERISA. Employees are eligible to participate in the plan as soon as administratively possible following employment. After six months of employment, employees are eligible for a Company match of 100% of employee pre-tax contributions, up to a maximum of 6% of eligible compensation, subject to limitations under the Internal Revenue Code.

11.   Commitments and Contingencies

On July 13, 2017, the Parent entered into a $200 million senior secured first-lien term loan. The credit facility is collateralized by first priority pledges of substantially all of the Parent's personal property assets, including the Parent's equity interest in the Company; the enforcement of the pledge is subject to regulatory approval.

In the ordinary course of business, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Due to the inherent unpredictability of these legal and regulatory matters, the Company cannot state with certainty the timing or ultimate resolution of these matters and the actual cost could be significantly higher or lower than the amounts reserved. The Company accrues for contingencies when the amount is estimable and probable.

12.   Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, based on experience, the Company expects the risk of material loss to be remote and therefore no liability has been recorded.

13.   Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2018 for items that should potentially be recognized or disclosed in this financial statement. The evaluation was conducted through the date this financial statement was issued.